HYPOTHEKENBANK IN ESSEN AG

RECEIVED

2008 MAY 30 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

[redacted]

08002923

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	27.05.08

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of April 30, 2008 (English version).

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PROCESSED
JUN 02 2008
THOMSON REUTERS

dlw 5/30

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PFANDBRIEFE:
Attractive Essen Hyp Pfandbriefe based on a first class cover pool.

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Essen Hyp to be merged with Eurohypo

Commerzbank aims for top two position in European Public Finance
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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

RATINGS	S & P	MOODY'S	FITCH RATINGS
Public-sector Pfandbriefe	A A A	A a a	A A A
Mortgage Pfandbriefe	not rated	A a a	A A A
Long-term counterparty	A (outlook stable)	A1 (outlook stable)	A (outlook stable)

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

HYPOTHEKENBANK IN ESSEN AG PRESS RELEASES

▷ NOVEMBER 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of September 30, 2007" **» more**

▷ AUGUST 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of June 30, 2007" **» more**

vdp-Pfandbrief Curve



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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

▷ Standard & Poor's	Bank Credit Report as of June 13, 2007
▷ Moody's	Credit Opinion as of May 18, 2007 Rating Action as of May 14, 2007
▷ Fitch Ratings	Credit Update as of November 06, 2007

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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

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» Medium Term Notes in € (EMTN)
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Financial Reports

Annual Reports / Interim Reports
On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Annual Report 2006 (English version) pdf
- Press Release Annual Report 2006 (English version) pdf

- Annual Report 2005 (English version) pdf
- Press Release Annual Report 2005 (English version) pdf

- Annual Report 2004 (English version) pdf
- Press Release Annual Report 2004 (English version) pdf

- Annual Report 2003 (English version) pdf
- Press Release Annual Report 2003 (English version) pdf

- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

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» Europe and North America

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These items are available:

- ☐ Annual Report 2006 English (Download as PDF)
- ☐ Annual Report 2006 German (Download as PDF)

- ☐ Annual Report 2005 English (Download as PDF)
- ☐ Annual Report 2005 German (Download as PDF)

- ☐ Annual Report 2004 English (Download as PDF)
- ☐ Annual Report 2004 German (Download as PDF)

- ☐ Annual Report 2003 English (Download as PDF)
- ☐ Annual Report 2003 German (Download as PDF)

- ☐ Annual Report 2002 English (Download as PDF)
- ☐ Annual Report 2002 German (Download as PDF)

- ☐ Annual Report 2001 English (Download as PDF)
- ☐ Annual Report 2001 German (Download as PDF)

- ☐ Annual Report 2000 English (Download as PDF)
- ☐ Annual Report 2000 German (Download as PDF)

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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Surname*	
First name*	
E-Mail	@
Street*	
Postal Code*	
City*	

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Credit Research

Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool

- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value

- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments

- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Value at risk

Non-cover Loans

Breakdown of non-cover loans (public-sector)

- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)

- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio

- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value

- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans

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CREDIT RESEARCH
Last update: Apr 2008
» overview

SEC 28 PfandBG
Last update: Mar 2008
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

- Value at risk
- Worst case scenario
- Grundsatz II

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

- Loans with a LTV > 60%

Breakdown of new lending commitments

- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Rated by IFR Crystal Clear

All figures are updated periodically (see overview of updates). Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Credit Research

Overview of updates

Subject	**Update period**	**Last update**
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	03.2008
Section 28 (2) (1a) PfandBG	quarterly	03.2008
Section 28 (2) (1b,c) PfandBG	quarterly	03.2008
Section 28 (2) (2) PfandBG	quarterly	03.2008
Section 28 (3) (1) PfandBG	quarterly	03.2008
Section 28 (3) (2) PfandBG	quarterly	03.2008
Archive	quarterly	12.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	04.2008
by borrowers and regions	monthly	04.2008
by countries	monthly	04.2008
by risk weighting	monthly	04.2008
Cover pool at market value		
Development/ Stress scenario	monthly	04.2008
Surplus cover	monthly	04.2008
Breakdown of new lending commitments		
by rating	monthly	04.2008
by borrowers and regions	monthly	04.2008
by countries	monthly	04.2008

by risk weighting	monthly	04.2008
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	04.2008
by borrowers and regions	monthly	04.2008
by countries	monthly	04.2008
by risk weighting	monthly	04.2008
Breakdown of new lending commitments		
by rating	monthly	04.2008
by borrowers and regions	monthly	04.2008
by countries	monthly	04.2008
by risk weighting	monthly	04.2008
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	03.2008
foreign loans by type of property, country and LTV	quarterly	03.2008
Cover pool at market value		
Development/ Stress scenario	monthly	04.2008
Surplus cover	monthly	04.2008
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	04.2008
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	03.2008
foreign loans by type of property, country and LTV	quarterly	03.2008
Derivatives		
Counterparty ratings	monthly	04.2008
Yield curve distribution	monthly	04.2008
Risk Management		
Value-at-risk	monthly	04.2008

Value-at-risk	monthly	04.2008
Worst-case scenario	monthly	04.2008
Grundsatz II	monthly	04.2008

Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Mar 31, 2008	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Mortgage Pfandbriefe	5,220.9	4,548,2	5,183.3	4,485.3	4,976.5	4,320.6
Cover assets	5,665.4	4,843.8	5,673.8	5,361.6	5,411.3	5,186.1
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	545.7	430.0	551.8	490.7	514.8	426.1
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	27.5	-
Surplus cover	444.5	295.6	490.0	876.3	407.3	865.5

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	***Mar 31, 2008***				***Mar 31, 2007***			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	416.9	2,769.0	1,698.0	337.0	906.3	2,098.2	1,270.7	273.0
Cover assets	423.8	1,901.0	2,378.6	962.0	349.8	1,199.6	2,552.0	742.4
of which: additional cover*	0.7	3.3	4.9	536.8		-	-	430.0

in EUR m

b) Total amount outstanding **Nominal value** **Present value** **Risk-adjusted present value**

b) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Mar 31, 2008	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Public-sector Pfandbriefe / liabilities derivates	59,445.1	72,717.3	58,536.7	71,350.6	57,073.4	69,552.6
of which: derivatives	-	9.3		9.3		18.7
of which: derivatives (%)	-	0.0	-	0.0	-	0.0
Cover assets	61,072.0	75,174.6	61,123.3	75,574.6	59,224.2	73,335.2
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	5,576.5	7,034.2	5,030.2	6,703.3	4,953.7	6,512.6
of which: further cover assets	330.0		320.6		309.1	
deduction: currency scenario	-	-	-	-	151.5	
Surplus cover	1,626.9	2,457.3	2,586.6	4,224.0	1,999.3	3,694.7

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	Mar 31, 2008				Mar 31, 2007			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	17,228.0	32,116.0	6,971.5	3,129.6	15,198.3	44,853.4	9,474.5	3,191.1
of which: derivatives	-	-	-	-	-	9.3	-	-
Cover assets	10,446.7	22,543.0	20,518.8	7,563.5	20,373.8	24,377.7	20,542.5	9,880.6
of which: additional cover*	-	1,701.1	3,308.0	567.4	-	1,096.5	4,471.8	1,465.9
of which: further cover assets	-	90.0	240.0	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act

>Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Mar 31, 2008	Mar 31, 2007
<= € 300,000	4,004.7	3,333.4
> € 300,000 - € 5,000,000	361.7	370.6
> € 5,000,000	753.3	709.8
Total amount	**5,119.7**	**4,413.8**

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	810.7	-	667.1
Detached and semi-detached houses	-	3,026.3	-	2,546.6
Apartment buildings	-	408.8	-	348.0
Office	257.2	-	301.7	-
Retail	236.7	-	244.4	-
Industrial	52.3	-	68.2	-
Other commercial properties	88.0	-	67.4	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**634.2**	**4,245.8**	**681.7**	**3,561.7**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	Residential	Commercial	Residential
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses		0.0		0.0

Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	64.1	-	69.9	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**64.1**	**0.0**	**69.9**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	0.1	-	32.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	19.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**19.1**	**0.0**	**51.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.1	-	48.9	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.1**	**0.0**	**48.9**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	**Residential**	**Commercial**	**Residential**
Switzerland				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	92.3	-	0.0	-
Retail	0.0	-	0.0	-

Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Switzerland	**92.3**	**0.0**	**0.0**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2008		Mar 31, 2007	
	Commercial	Residential	Commercial	Residential
USA				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	23.5	-	0.0
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total USA	**0.0**	**23.5**	**0.0**	**0.0**
Total	**849.8**	**4,269.8**	**851.7**	**3,562.2**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly.

in EUR m

Total amount of payments in arrears for more than 90 days	**Mar 31, 2008**	**Mar 31, 2007**
Germany	0,0	0,0
Total	**0,0**	**0,0**

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Austria		
Government	0.0	0.0
Regional authorities	131.4	123.1
Local authorities	0.0	0.0
Other borrowers	1,985.6	1,715.5
Total	**2,117.0**	**1,838.6**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Belgium		
Government	250.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	115.0
Total	**360.0**	**115.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Canada		
Government	0.0	0.0
Regional authorities	[illegible]	[illegible]

Regional authorities	377.4	480.0
Local authorities	34.0	0.0
Other borrowers	417.0	396.9
Total	**828.4**	**876.9**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Czech Republic		
Government	109.2	124.6
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**109.2**	**124.6**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	256.5	166.0
Total	**256.5**	**166.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Finland		

Finland		
Government	0.0	51.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	99.0	119.0
Total	**99.0**	**170.1**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	9.6
Other borrowers	998.5	1,087.5
Total	**1,010.2**	**1,099.6**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Germany		
Government	178.4	6,163.0
Regional authorities	23,027.9	27,873.4
Local authorities	1,900.8	2,070.7
Other borrowers	17,048.2	18,972.7
Total	**42,155.3**	**55,079.8**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	178.9	188.3
Other borrowers	331.3	913.0
Total	**510.2**	**1,101.3**

Assets serving as cover in EUR m

	Mar 31, 2008	Mar 31, 2007
Greece		
Government	742.5	807.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**777.5**	**842.5**

Assets serving as cover in EUR m

	Mar 31, 2008	Mar 31, 2007
Hungary		
Government	230.3	220.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**280.3**	**270.0**

Assets serving as cover in EUR m

	Mar 31, 2007	Mar 31, 2007
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	208.7	250.6
Total	**208.7**	**250.6**

Assets serving as cover in EUR m

	Mar 31, 2008	Mar 31, 2007
Ireland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.7	234.7
Total	**271.7**	**234.7**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Italy		
Government	807.9	1,579.1
Regional authorities	784.3	1,086.5
Local authorities	290.4	340.9
Other borrowers	193.0	0.0
Total	**2,075.6**	**3,006.5**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Japan		
Government	6.4	0.0
Regional authorities	115.5	87.0
Local authorities	69.4	0.0
Other borrowers	0.0	0.0
Total	**191.3**	**87.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Latvia		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**0.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Lithuania		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	[illegible]	[illegible]

Total	**0.0**	**0.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	144.5	201.2
Total	**144.5**	**201.2**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	192.5	130.0
Total	**192.5**	**130.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Poland		
Government	531.4	515.3
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**531.4**	515.3

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Portugal		
Government	1,000.0	980.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0

Other borrowers	0.0	0.0
Total	**1,000.0**	**980.0**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Slovak Republic		
Government	212.5	212.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**212.5**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Slovenia		
Government	166.9	142.9
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**166.9**	**142.9**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar31, 2007**
Spain		
Government	0.0	0.0
Regional authorities	1,779.4	1,823.8
Local authorities	91.0	10.0
Other borrowers	1,682.5	2,607.4
Total	**3,552.9**	**4,441.2**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0

Local authorities	258.3	302.2
Other borrowers	40.0	0.0
Total	**298.3**	**302.2**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Switzerland		
Government	0.0	0.0
Regional authorities	330.3	264.7
Local authorities	105.5	83.7
Other borrowers	332.6	225.0
Total	**768.4**	**573.4**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	87.0	60.9
Other borrowers	417.0	483.5
Total	**504.0**	**544.4**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
United Staates		
Government	304.0	0.0
Regional authorities	529.2	339.9
Local authorities	856.9	703.3
Other borrowers	607.4	669.0
Total	**2,297.5**	**1,712.2**

	Assets serving as cover in EUR m	
	Mar 31, 2008	**Mar 31, 2007**
Others		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	47.7	56.6
Total	**47.7**	**56.6**
Total amount	**61,072.0**	**75,174.6**

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG)**.

Total amount of payments in arrears for more than 90 days in EUR m

	Mar 31, 2008	**Mar 31, 2007**
Country		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**0.0**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

December 31, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

September 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

June 30, 2007
- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.04.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	16,931	28.20
AA+ / Aa1 / AA+	6,127	10.21
AA / Aa2 / AA	5,288	8.81
AA- / Aa3 / AA-	11,523	19.20
A+ / A1 / A+	4,298	7.16
A / A2/ A	3,417	5.69
A- / A3 / A-	1,140	1.90
BBB+ / Baa1 / BBB+	411	0.68
BBB / Baa2 / BBB	90	0.15
BBB- / Baa3 / BBB-	168	0.28
Without rating *	10,636	17.72
Total	**60,029**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,955	9.92
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	3,653	6.09

Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	719	1.20
Others	309	0.51
Total	**10,636**	**17.72**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality. 30.04.2008

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
31.45%
Credit institutions governed by public law and savings banks
13.84%
6.32%
Public-sector credit institutions with special tasks (risk weighting of 0)
10.83%
37.56%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	22,547	37.56
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	3,792	6.32

Public-sector credit institutions with special tasks (risk weighting of 0)	6,504	10.83
Credit institutions governed by public law and savings banks	8,305	13.84
Foreign territorial authorities and institutions governed by public law	18,881	31.45
Total	**60,029**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality.	30.04.2008
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	153
Laender (individual German Federal States)	22,394
Total	**22,547**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality.	30.04.2008
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	243
Bavaria	121
Berlin	0
Brandenburg	0
Bremen	20
Hamburg	480
Hesse	267
ower Saxony	811
Mecklenburg-Western Pomerania	24
North Rhine-Westphalia	1,258
Rhineland-Palatinate	101
Saarland	73
Saxony	8
Saxony-Anhalt	1

Schleswig-Holstein	369
Thuringia	16
Total	**3,792**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality.	30.04.2008
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,504
Total	**6,504**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality.	30.04.2008
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	3,581
Savings banks in	in Euro m
Baden-Wuerttemberg	1,059
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,182
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	380

[illegible]	[illegible]
Mortgage loans guaranteed by the public-sector	3
Total	**8,305**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 60,029 m

Information as permitted by banking confidentiality.	30.04.2008
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,287
EU member states	4,215
EU regional governments	2,695
EU member states, cities and municipalities	914
Loans guaranteed by EU member states	1,177
EU institutions	25
Subtotal	14,313
Other Foreign Loans	**in Euro m**
Public-sector banks	1,401
States	314
Regional governments	1,353
ities and municipalities	1,077
Loans guaranteed by foreign states	423
Subtotal	4,568

Total	**18,881**

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Public-sector loans

Breakdown of cover pool by countries

30.04.2008

by countries	in Euro m	in %
Austria	2,114	3.52
Belgium	365	0.61
Canada	832	1.39
Cyprus	100	0.17
Czech Republic	110	0.18
Denmark	256	0.43
Finland	99	0.16
France	1,010	1.68
Germany	41,149	68.56
Great Britain	512	0.85
Greece	838	1.40
Hungary	281	0.47
Iceland	210	0.35
Ireland	272	0.45
Italy	2,080	3.46
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	144	0.24
Norway	192	0.32

Poland	530	0.88
Portugal	1,000	1.67
Slovak Republic	212	0.35
Slovenia	167	0.28
Spain	3,429	5.71
Sweden	299	0.50
Switzerland	756	1.26
The Netherlands	501	0.83
The United States	2,335	3.89
Others	236	0.39
Total	**60,029**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

		30.04.2008
Risk weighting	**in Euro m**	**in %**
0%	40,841	68.04
10%	285	0.47
20%	18,903	31.49
100%	0	0.00
Total	**60,029**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach): Surplus cover in € m in the case of rising yields	Market value (dynamic approach): Surplus cover in % in the case of rising yields	Market value (dynamic approach): Surplus cover in € m in the case of falling yields	Market value (dynamic approach): Surplus cover in % in the case of falling yields
30.04.2008	59,634.25	57,216.34	2,417.91	4.23	1,839.53	3.30	2,805.03	4.77
31.03.2008	61,123.28	58,536.69	2,586.59	4.42	1,999.39	3.50	3,000.56	4.99
29.02.2008	63,914.43	61,068.55	2,845.88	4.66	2,245.53	3.77	3,303.90	5.28
31.01.2008	64,956.74	61,651.48	3,305.26	5.36	2,708.51	4.50	3,749.25	5.93
31.12.2007	65,872.00	62,641.74	3,230.26	5.16	2,638.02	4.31	3,670.12	5.72
30.11.2007	66,808.94	63,616.70	3,192.24	5.02	2,590.11	4.17	3,659.73	5.61
31.10.2007	66,969.22	64,113.48	2,855.74	4.45	2,296.92	3.67	3,279.61	4.99
30.09.2007	67,654.23	64,151.12	3,503.11	5.46	2,964.39	4.74	3,966.92	6.03
31.08.2007	68,807.74	65,364.84	3,442.90	5.27	2,970.09	4.66	3,763.91	5.61
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/04/2008	58,455.94	60,029.17	1,573.23	2.70	47.30	0.10	2.80
31/03/2008	59,445.08	61,072.02	1,626.94	2.70	49.70	0.10	2.80
29/02/2008	61,715.30	63,534.67	1,819.37	2.90	53.90	0.10	3.00
31/01/2008	62,382.30	64,521.50	2,139.20	3.40	80.50	0.10	3.10
31/12/2007	64,061.15	66,105.07	2,043.92	3.20	103.40	0.20	3.40
30/11/2007	64,865.76	66,775.63	1,909.87	2.90	53.90	0.10	3.00
31/10/2007	65,560.74	67,068.82	1,508.08	2.30	52.40	0.10	2.40
30/09/2007	66,230.50	68,340.88	2,110.38	3.20	57.10	0.10	3.30
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/04/2008	58,455.94	60,029.17	1,573.23	2.70	47.30	0.10	2.80
31/03/2008	59,445.08	61,072.02	1,626.94	2.70	49.70	0.10	2.80
29/02/2008	61,715.30	63,534.67	1,819.37	2.90	53.90	0.10	3.00
31/01/2008	62,382.30	64,521.50	2,139.20	3.40	80.50	0.10	3.10
31/12/2007	64,061.15	66,105.07	2,043.92	3.20	103.40	0.20	3.40
30/11/2007	64,865.76	66,775.63	1,909.87	2.90	53.90	0.10	3.00
31/10/2007	65,560.74	67,068.82	1,508.08	2.30	52.40	0.10	2.40
30/09/2007	66,230.50	68,340.88	2,110.38	3.20	57.10	0.10	3.30
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 30.04.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2/ A	0	0.00
A- / A3 / A-	0	0.00
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	11	100.00
Total	**11**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	0	0.00
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	11	0.00
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. **30.04.2008**

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
0.00%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
100%
0.00%
0.00%
Foreign territorial authorities and institutions governed by public law
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Public-sector credit institutions with special tasks (risk weighting of 0)
0.00%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	0	0.00
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	11	100.00
Public-sector credit institutions with special tasks (risk weighting of 0)	0	0.00
Credit institutions governed by public law and savings banks	0	0.00

Credit institutions governed by public law and savings banks	[illegible]	[illegible]
Foreign territorial authorities and institutions governed by public law	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**30.04.2008**
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	in Euro m
Federal Government of Germany	0
Federal Government's Special Fund	0
Laender (individual German Federal States)	0
Total	0

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**30.04.2008**
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	2
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	9
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	11

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**30.04.2008**
Public-sector credit institutions with special tasks (risk weighting of 0)	in Euro m
special public sector banks (solva 0)	0
Total	**0**

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Public-sector loans

Breakdown of new lending commitments by borrowers and regions

Information as permitted by banking confidentiality.	**30.04.2008**
Credit institutions governed by public law and savings banks	in Euro m
Public-sector banks and Private banks/ financial institution	0
Savings banks in	in Euro m
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	0
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	0
Total	**0**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.04.2008
Loans within EU	**in Euro m**
Public-sector banks in EU member states	0
EU member states	0
EU regional governments	0
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	0
EU institutions	0
Subtotal	0
Other Foreign Loans	**in Euro m**
Public-sector banks	0
States	0
Regional governments	0
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	0
Subtotal	0
Total	**0**

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Public-sector loans - Breakdown of new lending commitments

by countries

		30.04.2008
by countries	**in Euro m**	**in %**
Austria	0	0.00
Belgium	0	0.00
Canada	0	0.00
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	0	0.00
Estonia	0	0.00
Finland	0	0.00
France	0	0.00
Great Britain	0	0.00
Germany	11	100.00
Greece	0	0.00
Hungary	0	0.00
Iceland	0	0.00
Ireland	0	0.00
Italy	0	0.00
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00

Norway	0	0.00
Poland	0	0.00
Portugal	0	0.00
Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	0	0.00
Sweden	0	0.00
Switzerland	0	0.00
The Netherlands	0	0.00
The United States	0	0.00
Others	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

		30.04.2008
Risk weighting	**in Euro m**	**in %**
0%	11	100.00
10%	0	0.00
20%	0	0.00
Total	**11**	**100.00**

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/04/2008	65.9	49.7
31/03/2008	64.7	49.7
29/02/2008	52.2	49.7
31/01/2008	44.9	49.7
31/12/2007	33.3	42.6
30/11/2007	40.1	42.6
31/10/2007	36.3	42.6
30/09/2007	37.3	42.6
31/08/2007	40.7	42.6
31/07/2007	30.8	42.6
30/06/2007	30.9	42.6
31/05/2007	33.9	42.6

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/04/2008	26.3	31.7
31/03/2008	26.0	31.7
29/02/2008	29.1	31.7
31/01/2008	30.0	31.7
31/12/2007	36.9	45.6
30/11/2007	40.7	45.6
31/10/2007	38.6	45.6
30/09/2007	39.5	45.6
31/08/2007	44.3	45.6
31/07/2007	40.3	45.6
30/06/2007	42.3	45.6
31/05/2007	45.7	45.6

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/04/2008	1.28	1.0
31/03/2008	1.62	1.0
29/02/2008	1.14	1.0
31/01/2008	1.20	1.0
31/12/2007	1.46	1.0
30/11/2007	1.13	1.0
31/10/2007	1.88	1.0
30/09/2007	1.67	1.0
31/08/2007	1.07	1.0
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity

30.04.2008

Rating	**<= 1 year**	**in %**	**1-5 years**	**in %**	**> 5 year**	**in %**	**Total**	**in %**
Triple A	60.2	0.21	1,285.3	2.68	2,464.5	3.54	3,810.0	2.61
Double A	11,313.6	40.00	24,565.5	51.23	25,947.8	37.28	61,826.9	42.39
Single A	16,910.9	59.79	22,079.9	46.04	41,151.2	59.13	80,142.0	54.96
Triple B	0.0	0.00	25.0	0.05	35.0	0.05	60.0	0.04
Total	**28,284.7**	**100.00**	**47,955.7**	**100.00**	**69,598.5**	**100.00**	**145,838.9**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

30.04.2008

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	26,062.3	92.14	43,402.3	90.50	63,855.2	91.75	133,319.8	91.42
Swaptions	0.0	0.00	440.6	0.92	512.6	0.74	953.2	0.65
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	2,222.4	7.86	4,112.8	8.58	5,230.7	7.51	11,565.9	7.93
Credit default swaps	0.00	0.00	0.0	0.00	0.0	0.0	0.0	0.00
Total	**28,284.7**	**100.00**	**47,955.7**	**100.00**	**69,598.5**	**100.00**	**145,838.9**	**100.00**

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

▷ Standard & Poor's	Bank Credit Report as of June 13, 2007
▷ Moody's	Credit Opinion as of May 18, 2007 Rating Action as of May 14, 2007
▷ Fitch Ratings	Credit Update as of November 06, 2007

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

new issues and increases are to be marked to the market at all times;

as a rule, increases are to be launched by the laid down minimum number of market makers.

The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

Published on our Credit Research sites

New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.04.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	27	3.13
AA- / Aa3 / AA-	40	4.63
A+ / A1 / A+	97	11.24
A / A2 / A	443	51.33
A- / A3 / A-	229	26.54
BBB+ / Baa1 / BBB+	15	1.74
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	1.39
Total	**863**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	12	1.39

Other (e.g. financial institutions)	12	1.39
Total	**12**	**1.39**

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Breakdown of non-cover assets

by borrowers

	30.04.2008	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	33	3.82
International credit institutions	207	23.99
Other foreign financial institutions (guaranteed by national or international credit institutions)	534	61.88
Others	89	10.31
Total	**863**	**100.00**

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Breakdown of non-cover assets

by countries

		30.04.2008
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
France	0	0.00
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	114	13.21
Ireland	153	17.73
Italy	0	0.00
Spain	137	15.87
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**404**	**46.81**
Non EU member states in Western Europe	12	1.39
Others	447	51.80

Total	**863**	**100.00**

Breakdown of non-cover assets

by risk weighting

		30.04.2008
Risk weighting	**in Euro m**	**in %**
0%	18	2.09
10%	0	0.00
20%	731	84.70
100%	114	13.21
Total	**863**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		30.04.2008
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	0	0.00
A- / A3 / A-	0	0.00
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**0**	**0.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	30.04.2008	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		30.04.2008
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**0**	**0.00**
Non EU member states in Western Europe	0	0.00
Others	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

30.04.2008

Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	0	0.00
100%	0	0.00
Total	**0**	**0.00**

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Breakdown of mortgage portfolio

by type of property, region and LTV

Commercial Properties in Euro m

31.03.2008

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	569.2	32.3	196.6	23.1	191.9	48.5	59.0	28.9	45.3	25.3	865.4	35.4
	West **	451.8	25.7	250.7	29.5	51.0	12.9	16.3	14.8	49.5	27.6	568.6	23.3
	East ***	6.8	0.4	6.5	0.8	0.6	0.2	0.2	0.2	0.0	0.0	7.6	0.3
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.6	2.2	0.1
	East ***	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Factory buildings	Foreign countries	9.6	0.5	0.0	0.0	3.2	0.8	1.6	1.5	5.1	2.8	19.5	0.8
	West **	49.3	2.8	28.1	3.3	8.0	2.0	2.6	2.4	5.7	3.2	65.6	2.7
	East ***	1.6	0.2	1.6	0.1	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	79.0	4.5	0.0	0.0	41.4	10.5	11.4	10.4	33.0	18.4	164.8	6.7
	West **	305.9	17.4	199.3	23.5	37.6	9.5	2.8	2.5	4.0	2.2	350.3	14.3
	East ***	58.1	3.3	37.4	4.4	13.9	3.5	5.3	4.8	3.9	2.2	81.2	3.3
Hotels and restaurants	Foreign countries	20.6	1.2	19.0	2.2	0.0	0.0	0.0	0.0	0.0	0.0	20.6	0.8
	West **	16.0	0.9	2.6	0.3	6.9	1.7	2.2	2.0	9.0	5.0	34.1	1.4
	East ***	19.6	1.1	7.1	0.8	6.1	1.5	2.2	2.0	18.1	10.1	46.0	1.9
Other non-residential properties	Foreign countries	0.7	0.0	0.0	0.0	0.2	0.1	0.2	0.2	0.4	0.2	1.5	0.1
	West **	108.6	6.2	67.2	7.9	23.5	5.9	4.8	4.4	2.5	1.4	139.4	5.7
	East ***	11.4	0.6	11.1	1.3	3.5	0.9	0.7	0.6	0.0	0.0	15.6	0.6
Ware-houses and	Foreign countries	17.6	1.0	0.0	0.0	4.3	1.1	0.0	0.0	0.0	0.0	21.9	0.9

...houses and exhibition buildings	West **	33.9	1.9	22.6	2.7	2.6	0.7	0.4	0.4	1.6	0.9	38.5	1.6
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	696.7	39.6	215.6	25.4	241.0	61.0	72.2	65.7	83.8	46.7	1,093.7	44.7
	West **	966.5	54.9	570.5	67.1	129.7	32.8	29.1	26.5	73.4	41.0	1,198.7	49.1
	East ***	97.5	5.5	63.7	7.5	24.6	6.2	8.6	7.8	22.0	12.3	152.7	6.2
	Total	**1,760.7**	**100.0**	**849.8**	**100.0**	**395.3**	**100.0**	**109.9**	**100.0**	**179.2**	**100.0**	**2,445.1**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	4.2	0.1	0.0	0.0	0.3	0.1	0.0	0.0	0.0	0.0	4.5	0.1
	West **	3,504.3	62.3	2,684.2	62.9	143.0	51.0	6.3	32.0	4.2	11.7	3,657.8	61.4
	East ***	471.9	8.4	342.1	8.0	27.4	9.8	1.5	7.6	0.8	2.2	501.6	8.4
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	972.3	17.3	773.8	18.1	46.3	16.5	2.8	14.2	1.8	5.0	1,023.2	17.2
	East ***	47.6	0.8	36.9	0.9	1.9	0.7	0.2	1.0	0.2	0.6	49.9	0.8
Residential construction for letting purposes	Foreign countries	24.0	0.4	24.0	0.6	7.8	2.8	0.3	1.5	0.0	0.0	32.1	0.5
	West **	504.4	9.0	369.6	8.7	47.0	16.8	6.4	32.5	19.3	53.8	577.1	9.7
	East ***	92.5	1.6	39.2	0.9	6.5	2.3	2.2	11.2	9.6	26.7	110.8	1.9
Total residential properties	Foreign countries	28.4	0.5	24.0	0.6	8.1	2.9	0.3	1.5	0.0	0.0	36.8	0.6
	West **	4,981.0	88.6	3,827.6	89.6	236.3	84.3	15.5	78.7	25.3	70.5	5,258.1	88.3
	East ***	612.0	10.9	418.2	9.8	35.8	12.8	3.9	19.8	10.6	29.5	662.3	11.1
	Total	**5,621.4**	**100.0**	**4,269.8**	**100.0**	**280.2**	**100.0**	**19.7**	**100.0**	**35.9**	**100.0**	**5,957.2**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	725.1	64.2	239.6	4.7	249.1	22.0	72.5	6.4	83.8	7.4	1,130.5	13.5
	West **	5,947.5	92.1	4,398.1	85.8	366.0	5.7	44.6	0.7	98.7	1.5	6,456.8	76.8
	East ***	709.5	87.1	481.9	9.4	60.4	7.4	12.5	1.5	32.6	4.0	815.0	9.7
	Total	**7,382.1**	**87.9**	**5,119.6**	**100.0**	**675.5**	**8.0**	**129.6**	**1.5**	**215.1**	**2.6**	**8,402.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2008

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	9.8	0.0	48.9	12.1	14.6	85.4	7.8
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.2
	England	152.6	64.1	54.6	23.5	21.9	252.6	23.2
	France	61.7	0.1	7.5	0.6	1.3	71.1	6.5
	Canada	18.0	0.0	6.0	3.0	3.0	30.0	2.7
	The Netherlands	75.9	40.1	16.0	0.0	0.0	91.9	8.4
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.8
	Switzerland	110.8	92.3	36.9	18.5	3.7	169.9	15.6
	Spain	63.9	0.0	14.6	0.0	0.0	78.5	7.2
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.9
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
Shops	United States	4.5	0.0	22.3	7.6	2.8	37.2	3.4
	England	51.5	0.0	11.4	0.0	22.6	85.5	7.8
	Poland	23.0	0.0	7.7	3.8	7.6	42.1	3.8
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.7
	Spain	1.6	0.0	0.0	0.0	0.0	1.6	0.1
other nonresidential properties	England	0.7	0.0	0.2	0.2	0.4	1.5	0.1
Warehouse and exhibition buildings	France	17.6	0.0	4.3	0.0	0.0	21.9	2.0

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total commercial properties	United States	14.3	0.0	71.2	19.7	17.4	122.6	11.2
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.2
	England	204.8	64.1	66.2	23.7	44.9	339.6	31.1
	France	98.3	19.1	11.8	0.6	1.3	112.0	10.2
	Canada	18.0	0.0	6.0	3.0	3.0	30.0	2.7
	Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
	The Netherlands	75.9	40.1	16.0	0.0	0.0	91.9	8.4
	Poland	40.3	0.0	9.6	3.8	7.6	61.3	5.6
	Switzerland	110.8	92.3	36.9	18.5	3.7	169.9	15.6
	Spain	65.5	0.0	14.6	0.0	0.0	80.1	7.3
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.9
	Total	**696.7**	**215.6**	**241.0**	**72.2**	**83.8**	**1,093.7**	**100.0**

Total in Euro m 31.03.2008

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.5
owned houses	Austria	0.4	0.0	0.0	0.0	0.0	0.4	1.1
	France	3.8	0.0	0.3	0.0	0.0	4.1	11.1
Residential construction for letting purposes	United States	23.5	23.5	7.8	0.3	0.0	31.6	85.9
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.4
Total residential properties	Austria	0.4	0.0	0.0	0.0	0.0	0.4	1.1
	United States	23.5	23.5	7.8	0.3	0.0	31.6	85.9
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.4
	France	4.0	0.0	0.3	0.0	0.0	4.3	11.6
	Total	**28.4**	**24.0**	**8.1**	**0.3**	**0.0**	**36.8**	**100.0**

Total in Euro m 31.03.2008

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**

Austria	51.6	0.0	2.8	0.0	0.0	54.4	4.8
United States	37.8	23.5	79.0	20.0	17.4	154.2	13.6
Belgium	8.5	0.5	2.7	1.3	0.8	13.3	1.2
England	204.8	64.1	66.2	23.7	44.9	339.6	30.1
France	102.3	19.1	12.1	0.6	1.3	116.3	10.3
Canada	18.0	0.0	6.0	3.0	3.0	30.0	2.7
Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.7
The Netherlands	75.9	40.1	16.0	0.0	0.0	91.9	8.1
Poland	40.3	0.0	9.6	3.8	7.6	61.3	5.4
Switzerland	110.8	92.3	36.9	18.5	3.7	169.9	15.0
Spain	65.5	0.0	14.6	0.0	0.0	80.1	7.1
Total	**725.1**	**239.6**	**249.1**	**72.5**	**83.8**	**1,130.5**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
30.04.2008	5,621.44	5,115.84	505.60	9.88	412.89	8.41	548.36	10.27
31.03.2008	5,673.80	5,183.31	490.49	9.46	407.32	8.18	525.29	9.71
29.02.2008	5,762.23	5,221.59	540.64	10.35	461.60	9.20	573.24	10.53
31.01.2008	5,713.55	5,149.19	564.36	10.96	487.03	9.85	595.97	11.10
31.12.2007	5,620.07	5,037.84	582.23	11.56	483.84	10.00	641.66	12.21
30.11.2007	6,088.40	5,347.56	740.84	13.85	584.40	11.36	874.42	15.71
31.10.2007	5,997.22	5,281.79	715.43	13.55	550.88	10.84	848.21	15.42
30.09.2007	5,995.52	5,606.67	388.85	6.94	235.68	4.36	520.81	8.94
31.08.2007	5,456.88	4,994.22	462.66	9.26	363.73	7.59	529.52	10.16
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/04/2008	5,200.90	5,647.01	483.02	9.29	2,111.19
31/03/2008	5,220.86	5,665.37	444.51	8.51	2,153.75
29/02/2008	5,232.47	5,699.71	467.24	8.93	2,157.85
31/01/2008	5,171.40	5,651.70	480.30	9.29	2,223.45
31/12/2007	5,143.38	5,626.93	483.55	9.40	2,261.46
30/11/2007	5,422.29	6,067.56	645.27	11.90	2,302.44
31/10/2007	5,372.25	6,013.37	641.12	11.93	2,257.64
30/09/2007	5,709.72	6,034.87	325.15	5.69	2,227.11
31/08/2007	5,092.59	5,423.03	330.44	6.49	2,648.08
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/04/2008	13.50
31/03/2008	13.49
29/02/2008	13.53
31/01/2008	13.69
31/12/2007	13.83
30/11/2007	13.87
31/10/2007	13.92
30/09/2007	13.90
31/08/2007	13.98
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.03.2008

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	47.7	100.0	0.0	0.0	6.7	100.0	0.0	0.0	0.0	0.0	54.4	100.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Ware-	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
houses and exhibition	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	47.7	100.0	0.0	0.0	6.7	100.0	0.0	0.0	0.0	0.0	54.4	100.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**47.7**	**100.0**	**0.0**	**0.0**	**6.7**	**100.0**	**0.0**	**0.0**	**0.0**	**0.0**	**54.4**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	3.9	47.6	0.0	0.0	0.8	57.1	0.2	66.7	0.1	50.0	5.0	49.5
	East ***	0.9	11.0	0.0	0.0	0.1	7.1	0.0	0.0	0.0	0.0	1.0	9.9
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2.0	24.4	0.0	0.0	0.5	35.7	0.1	33.3	0.1	50.0	2.7	26.7
	East ***	0.1	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	1.0
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	1.3	15.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	12.9
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	5.9	72.0	0.0	0.0	1.3	92.9	0.3	100.0	0.2	100.0	7.7	76.2
	East ***	2.3	28.0	0.0	0.0	0.1	7.1	0.0	0.0	0.0	0.0	2.4	23.8
	Total	**8.2**	**100.0**	**0.0**	**100.0**	**1.4**	**100.0**	**0.3**	**100.0**	**0.2**	**100.0**	**10.1**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	47.7	87.7	0.0	0.0	6.7	12.3	0.0	0.0	0.0	0.0	54.4	84.4
	West **	5.9	76.6	0.0	0.0	1.3	16.9	0.3	3.9	0.2	2.6	7.7	11.9
	East ***	2.3	95.8	0.0	0.0	0.1	4.2	0.0	0.0	0.0	0.0	2.4	3.7
	Total	**55.9**	**86.7**	**0.0**	**0.0**	**8.1**	**12.6**	**0.3**	**0.5**	**0.2**	**0.2**	**64.5**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** West German Federal States including Berlin

** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2008

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	The Netherlands	47.7	0.0	6.7	0.0	0.0	54.4	100.0
Total commercial properties	The Netherlands	47.7	0.0	6.7	0.0	0.0	54.4	100.0
	Total	**47.7**	**0.0**	**6.7**	**0.0**	**0.0**	**54.4**	**100.0**

Residential Properties in Euro m 31.03.2008

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.0	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 31.03.2008

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	The Netherlands	47.7	0.0	6.7	0.0	0.0	54.4	100.0
	Total	**47.7**	**0.0**	**6.7**	**0.0**	**0.0**	**54.4**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to www.essenhyp.de and www.essenhyp.com, the web sites of Hypothekenbank in Essen AG. As the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content

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responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

ESSEN HYP

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Info Pool

Press

- Press Release of Hypothekenbank in Essen AG as of November 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of September 30, 2007"
- Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"
- Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""
- Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"
- Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts
- Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors
- Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"
- Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"
- Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"
- Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"

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- Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "25 years of Essen Hyp

- Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006

- Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"

- Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"

- Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"

- Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"

- Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)

- S&P Press Release as of May 16, 2006 (PDF)

- Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005

- Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"

- Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"

- Press Archive

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

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Our Treasury Department

Head of Capital Markets
- Jens Remmers Head of Capital Markets

Heads of Treasury Department
- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury

Capital Markets
- Elvira Stirnberg-Graumann
- Heinrich Strack

Money Markets
- Michael Leineweber
- Monika Rieks

Derivatives
- Heiko Siede
- Georg Schlüter

Trading Support
- Nico Ebert

Secretarial Support
- Elke Joachimiak
- Andrea Pehlke

Specialized Finance
- Dr. Stefan Tilch
- Claudia Retz
- Martin Hofbauer
- Björn Hofmann

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 19.05.2008

	Increases							Ratings	
Security no	by	on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			31.042						

Security	by	on	Issuing volume	Coupon	Maturity	Issue	Market makers

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: Seite 2 von 2

no	[illegible]	[illegible]	[illegible] in US-$	[illegible]	[illegible]	Date	[illegible]	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A	A1
Subordinated Debt	A-	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Debt Issuance Program Prospectus 2007.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	**Moody's**
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A/ A-1	A1
Mortgage *Pfandbriefe*	n.r.	Aaa
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited. Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum 2006.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360

E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock

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exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:Monika.Rieks@essenhyp.com

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:Michael.Leineweber@essenhyp.com

Fax Treasury: +49 201 8135-399

ESSEN HYP

Bonds & Notes

Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
Total					

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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ESSEN HYP

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ESSEN HYP

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just two decades. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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ESSEN HYP

Company

Organization Chart

Chairman of the Board of Managing Directors
Henning Rasche

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Group Reporting

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Head: G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Head: I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

Head: H. Möller
Deputy Head: R. Kruse

- IT Compliance
- IT-Development
- IT-Production
- Organization

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Company

10 Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Claims outstanding:											
Mortgage loans	108	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074	8,380
Public-sector loans	603	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249	31,248
Bonds and notes **)	31	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109	43,467
Other claims	0	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,802	5,566
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667	5,242
Public-sector *Pfandbriefe*	819	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643	65,197
Other bonds and notes / other liabilities	0	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,161	17,813
New lending commitments:											
Mortgage loans	135	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026	1,019
Public-sector	875	14 856	16 706	13 714	5 297	4 235	7 148	4 538	10 898	9 746	8 854

[illegible] loans	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Bonds and notes**)	31	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495	12,250
Capital and reserves:											
Subscribed capital and reserves***)	41	377	454	426	554	554	584	654	699	749	722
Profit-sharing capital	0	187	243	255	279	284	324	319	293	288	200
Subordinated liabilities	0	189	244	244	298	297	348	358	290	373	368
Balance-sheet total:	1,103	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357	89,918
Net interest and commission income:	5.0	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1	117.3
General operating expenses:											
Personnel expenses	0.8	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0	18.3
Other administrative expenses	0.7	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1	23.8
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9	2.8
Operating result:	5.1	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6	-123.3
Net income for the year:	3.1	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8	-123.6

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Henning Rasche, Frankfurt/Main (Chairman)
Wolfgang Groth, Essen
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Franz-Josef Schwarzhof, Auditor, Deputy, Essen
Prof. Dr. Dr. h.c. Franz Peter Lang

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Michael Kilka
Commerzbank AG, Frankfurt/Main

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

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ESSEN HYP

DEUTSCH

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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ESSEN HYP

Company

External Links

- Commerzbank
- vdp - Verband deutscher Pfandbriefbanken (Association of German Pfandbrief Banks)

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Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Office to the Board of Managing Directors

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Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Henning Rasche (Chairman)
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG, Banking Department Retail Credit, 60261 Frankfurt/Germany (main locations: Hamburg and Rüsselsheim), with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any and all tasks relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other loan security.

Since July 2003 the Stater Deutschland GmbH & Co KG, Heussallee 18-24, 53113 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Essen, have also been responsible for the credit servicing, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

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Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

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